

2003
ANNUAL REPORT

REGAL-BELOIT

"At The Heart Of What Drives Your World"

ABOUT THE COMPANY

Headquartered in Beloit, Wisconsin, REGAL-BELOIT CORPORATION is a leading international manufacturer of mechanical and electrical motion control components designed to meet the high-performance needs of customers around the world. From electric motors and generators to gear reducers, electronic switchgear and high-speed metal cutting tools, REGAL-BELOIT's products are often concealed within, but essential to the function of so much of the equipment powering the world. You will find REGAL-BELOIT products in pumps, elevators, conveyors, x-ray machines, office equipment, machine tools, power stations and thousands of other critical uses.



State-of-the-art stainless steel gear boxes and motors are designed for washdown applications in the food processing and chemical industries.

REGAL-BELOIT's strength is in its market diversity as it serves an expansive array of markets from heavy industry to high technology. Markets include food processing, medical, material handling, petro-chemical, construction, manufacturing, agriculture and mining, to name a few. The Company offers customers many value-added services from "engineering art to final part." Few companies can match REGAL-BELOIT's abilities to adapt and modify products to required specifications and deliver consistent quality, at a fair price and a time dictated by the customer.

REGAL-BELOIT's ongoing success can be attributed, in part, to an aggressive acquisition program, which has become a Company hallmark. The Company now operates 18 companies with over 38 manufacturing and service/distribution facilities throughout the United States and in Canada, Europe and Asia.

REGAL-BELOIT stock is traded on The American Stock Exchange® under the symbol RBC.

CONTENTS

ABOUT THE COVER



From power generation system controllers to gearing and gear drives to electric motors and generators, REGAL-BELOIT has the motion control system covered.

REGAL-BELOIT

"At The Heart Of What Drives Your World"

CAUTIONARY STATEMENT

The following is a cautionary statement made under the Private Securities Litigation Reform Act of 1995: With the exception of historical facts, the statements contained in this Annual Report may be forward looking statements. Actual results may differ materially from those contemplated. Forward looking statements involve risks and uncertainties, including but not limited to, the following risks: 1) cyclical downturns affecting the markets for capital goods, 2) substantial increases in interest rates that impact the cost of the Company's outstanding debt, 3) our success in increasing sales and maintaining or improving the operating margins of our businesses, 4) the availability of or material increases in the costs of select raw materials or parts, 5) actions taken by our competitors, and 6) our ability to satisfy various covenant requirements under our credit facility. Investors are directed to the Company's documents, such as our Annual Report on Form 10-K and Form 10-Q's filed with the Securities and Exchange Commission.

In Thousands, Except Per Share Data	**2003**	2002
For the Year		
Net Sales	**$ 619,098**	$ 605,292
Net Income	**25,206**	24,518
Net Income as a Percentage of Net Sales	**4.1%**	4.1%
Per Share		
Earnings Per Share	**$ 1.01**	$ 1.01
Earnings Per Share - Assuming Dilution	**1.00**	1.01
Dividends Declared	**.48**	.48
Shareholders' Investment (at December 31)	**15.93**	15.24
At December 31		
Working Capital	**$ 160,101**	$ 157,405
Net Property, Plant and Equipment	**169,098**	173,740
Total Assets	**734,445**	733,988
Long-term Debt	**195,677**	222,812
Shareholders' Investment	**398,704**	381,423

NET SALES
(in millions)


$800
600
400
200
0
1999 2000 2001 2002 2003

NET INCOME
(in millions)


$40
30
20
10
0
1999 2000 2001 2002 2003

EARNINGS PER SHARE
(Assuming Dilution)


$2.00
1.50
1.00
0.50
0
1999 2000 2001 2002 2003

SHAREHOLDERS' INVESTMENT
(in millions)


$400
300
200
100
0
1999 2000 2001 2002 2003

LETTER TO OUR SHAREHOLDERS, EMPLOYEES AND ASSOCIATES

We started 2003 optimistic about the year and the expected improvement in the industrial economy. As the year developed, however, the industrial economy showed it was not yet ready to endure world events. The early market improvements were minor, short lived, and only a few segments showed any real strength.



James L. Packard, Chairman and Chief Executive Officer

In light of this continued slow and inconsistent industrial backdrop, our results from operations showed signs of better times to come. Our sales increased to $619.1 million from $605.3 million in 2002, a 2.3% improvement. Net income increased to $25.2 million from $24.5 million, a 2.8% increase over 2002. While earnings per share were $1.00 for the year, a penny less than our 2002 earnings per share, our March 2002 stock offering accounted for the decrease. Cash flow was again strong at $59.0 million, an 8.5% increase over the $54.4 million generated in 2002 and enabled us to reduce our debt to $195.8 million at year-end 2003, a $27.2 million decrease from the $223.0 million at year-end 2002.

Underneath these numbers, 2003 was a year of considerable positive activity within the company as we continued the process of transitioning the company to and maintaining our focus on the new industrial marketplace. The economy during the past several years has forced us to intensely re-think every aspect of our business in order to maintain our superior competitive position in our products and markets. During 2003, we expanded four facilities, adding a total of 160,000 square feet, we closed other facilities, and we improved our capacity and productivity throughout the Company. Our focus on new products and markets remained a high priority, with each operating unit having significant objectives for growth in new products. Let's now review a few highlights and accomplishments for 2003.

In the **Electrical Group**, there were a number of exciting product introductions. The most significant of these came from our **Thomson Technology®** team as they introduced their new **2400 Series Switchgear** with the revolutionary **PGC 4000™ Power Generation System Controller**. The **PGC 4000™** is web ready, utilizes noise immune ethernet-based communication, and sets a new industry standard for reliability, ease of use, and system capability. This new product introduction represents over three years of hardware and software development and gives Thomson Technology what we believe is a substantial advantage over its competitors. We expect this product to add as much as $7 million in revenue in the next three years.

The **Marathon Electric® Power Generation** team introduced the new *improved performance* **320 frame** 5 to 60 kw **generators**, which filled a gap in our product offering. This product sets a new standard for efficiency and reliability, is designed to be cost effectively produced, and will be a platform for strong future growth.

The **Motor Technologies** team had another busy year. They redesigned and added several new ratings to our **Lincoln Motors® elevator motor** line, added new ratings and sizes to the **Marathon Electric® Micro-Max® motor** offering, and redesigned the whole **Marathon** line of **severe duty motors** up through 40 horsepower to an industry high 1.25 service factor. At the same time, this Group completed the significant plant rationalizations announced in December 2002.

The **Mechanical Group**, like the Electrical Group, completed the rationalization of several product lines that will better align products and operations for the future. In addition, our **Hub City®** subsidiary added a complete line of stainless steel **helical bevel gear drives**, the **Hub Cube™** line of **worm gear drives**, and a new line of stainless steel and thermo plastic **mounted bearings**. **Foote-Jones**® and **Hub City**® shared the introduction of a complete new line of **shaft mounted drives** called **Power Torque**™. The **DURST**® Division substantially expanded their **irrigation gear drive** offering with new designs for both their wheel drive and center drive products. **Mastergear**® **Worldwide** also introduced the new **MF Series** line of **motorized valve actuators**.

These significant product introductions and rationalizations in both Groups underscore the increased emphasis and investment we have committed to new product development and streamlined operational focus and are part of our optimism about what the future holds for our Company.

For several years, we have talked about the opportunity to increase our revenue through system selling or "packaged solutions" whereby we sell a customer a complete package that might include the motor, gear drive, and motor control. This continues to be a major focus of all **REGAL-BELOIT** divisions today; however, system selling is a process that takes time to develop. While we have moved more slowly than we would have preferred, we are happy to report that we had our best year ever in 2003. We see this process as a major opportunity in the years ahead and continue to commit significant resources to the growth of this program.


2400

In December 2003, Thomson Technology introduced the revolutionary PGC 4000 Power Generation System Controller and digital touch screen (top) for its 2400 series switchgear (bottom).

Global sourcing is a part of the new industrial economy, and we are pleased with our progress in global sourcing and with our joint ventures in China. We believe that we have developed and are improving the disciplines and sophistication necessary to thrive in the years ahead. Both of our joint ventures enjoyed strong growth and profitability and, more importantly, put in place processes, equipment, and people for the future.

Another highlight for the year was the addition of Christopher L. Mapes as President of Motor Sales and Marketing and an Officer of the Company. Chris brings with him an excellent industrial background and significant accomplishments. He demonstrates a passion for the customer and an aggressive approach to growth and is an excellent addition to our Management Team.

We are also pleased to welcome Christopher L. Doerr to our Board of Directors. Chris, along with his brother, Dan, were founders of **LEESON**® **Electric** and were Co-CEOs at the time we acquired **LEESON**® in September of 2000. Chris and Dan grew **LEESON**® from a concept to a significant force in the motor industry. Chris has served on a number of corporate boards and brings a wealth of specific industry knowledge coupled with an entrepreneurial management style. He will make a strong addition to our already outstanding Board.

As we look ahead, we are extremely optimistic about what the future holds for **REGAL-BELOIT**. When you couple our comprehensive product offering and leading brands with the system selling concept, our rapid response capabilities, global sourcing, low cost producer targets, and our strong customer orientation, we believe we offer unmatched value to our customers. We see this as a winning combination that will provide a significant long term growth platform.

Our strategy to continue our growth through acquisitions and joint ventures has not changed. We still believe that one of the core competencies of our team is our ability to successfully assimilate both large stand-alone and smaller bolt-on acquisitions and joint ventures. With our improved balance sheet and major rationalizations now in place, we expect to be more aggressive in these efforts, always keeping in mind that acquisitions must be accretive and synergistic to our future.

Several years ago we adopted a tag line for our company: ***"At the Heart of What Drives Your World."*** This phrase relates a very important point about what we do and the importance of our products and services. Throughout our daily activities, we all, directly or indirectly, come in contact with our products. They are everywhere affecting everything we do and are critical to the quality of our lives. This fact drives our belief that we have tremendous opportunity to grow and provide above average returns to our shareholders.



System selling continues to be a major focus of all REGAL-BELOIT companies. Pictured above is a gearmotor plus drive package.

As we move into 2004, we are again filled with optimism about the future and the real potential for a much improved economy. There is much to do, and we still have major opportunities to grow our sales and improve our margins. We are encouraged by what appears to be a broad-based indication that the business environment is improving and the fact that the industrial base is re-emerging with some sustainable strength. We believe growth will develop gradually throughout the year. While we do have some concerns about the impact of the significant increases we are seeing in raw material prices and the effect this could have on the economy, we believe there are opportunities to offset the costs short term and that these prices will settle into more normal ranges soon.

It is again my pleasure to acknowledge and thank all our employees for the continued outstanding job you have done in some very difficult times. You have every reason to be proud of your achievements and optimistic about what the future holds.

Sincerely,

James L. Packard
Chairman, Chief Executive Officer



Harry C. Moore

REGAL-BELOIT CORPORATION lost one of its most dedicated, loyal, and enthusiastic supporters in October 2003 with the passing of Harry C. Moore. Harry was a true friend to many of us in the Company. His faithful service to the company spanned over 49 years. Harry was an original investor in 1955. He became a Director in 1958 and retired from the Board in 1992. He remained a Director Emeritus until his passing in 2003. Harry's positive "can-do" attitude played a major role in developing the company's philosophies and strategy for growth through acquisitions. We will miss Harry, but his wisdom and guidance will influence us forever.

Five Year Historical Data

	(In Thousands, Except Per Share Data)				
	Year Ended December 31				
	2003	2002*	2001	2000	1999
Net Sales	**$ 619,098**	$ 605,292	$ 663,571	$ 598,203	$ 550,661
Income from Operations	**47,226**	47,227	56,060	71,608	72,440
Net Income	**25,206**	24,518	19,590	33,771	38,067
Total Assets	**734,445**	733,988	746,599	792,407	508,165
Long-term Debt	**195,677**	222,812	345,667	393,510	148,166
Shareholders' Investment	**398,704**	381,423	280,150	273,889	252,626
Per Share of Common Stock:					
Earnings Per Share	**1.01**	1.01	.94	1.61	1.82
Earnings Per Share – Assuming Dilution	**1.00**	1.01	.93	1.61	1.80
Cash Dividends Declared Per Share	**.48**	.48	.48	.48	.48
Book Value Per Share	**15.93**	15.24	13.42	13.10	12.04
Average Number of Shares Outstanding	**25,030**	24,187	20,869	20,984	20,959
Average Number of Shares Outstanding – Assuming Dilution	**25,246**	24,310	21,124	20,996	21,170

*Amortization of goodwill ceased as of January 1, 2002 (See Note 3 of Notes to Consolidated Financial Statements)

Common Stock

	2003			2002		
	Price Range		Dividends	Price Range		Dividends
	High	Low	Paid	High	Low	Paid
1st Quarter	**$ 21.75**	**$ 14.96**	**$ .12**	$ 26.85	$ 20.60	$ .12
2nd Quarter	**21.64**	**15.05**	**.12**	29.31	21.35	.12
3rd Quarter	**24.45**	**18.48**	**.12**	24.21	16.00	.12
4th Quarter	**23.07**	**19.20**	**.12**	21.12	15.75	.12

REGAL-BELOIT has paid 174 consecutive quarterly dividends through January 2004. The number of registered holders of common stock as of December 31, 2003 is 841.

Quarterly Financial Information

	(In Thousands, Except Per Share Data)							
	1st Qtr.		2nd Qtr.		3rd Qtr.		4th Qtr.	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Net Sales	**$ 153,324**	$ 150,380	**$ 154,645**	$ 154,907	**$ 159,031**	$ 153,997	**$ 152,098**	$ 146,008
Gross Profit	**36,233**	36,326	**37,384**	37,984	**36,432**	36,577	**36,706**	32,256
Income from Operations	**11,505**	12,639	**12,342**	13,323	**11,996**	12,663	**11,383**	8,602
Net Income	**6,068**	5,788	**6,483**	7,037	**6,510**	7,111	**6,145**	4,582
Earnings Per Share	**.24**	.27	**.26**	.28	**.26**	.28	**.25**	.18
Earnings Per Share – Assuming Dilution	**.24**	.27	**.26**	.28	**.26**	.28	**.24**	.18
Average Number of Shares Outstanding	**25,025**	21,663	**25,031**	25,009	**25,032**	25,013	**25,032**	25,016
Average Number of Shares – Assuming Dilution	**25,204**	21,759	**25,227**	25,245	**25,285**	25,121	**25,268**	25,116

Unless the context requires otherwise, references below to "we," "us," "our" or the "Company" refer collectively to REGAL-BELOIT CORPORATION and its subsidiaries.

Overview

Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, and other factors such as interest rates and commodity prices. The economic slowdown, which began in mid-2000, became an economic recession in 2001, and was characterized by weak industrial markets throughout 2002 and 2003, was the most significant factor in our performance in 2003, as it was in 2002. While our net sales in 2003 increased 2.3% to $619.1 million and net income rose 2.8% to $25.2 million, 2003 was best characterized as lacking a meaningful trend, either up or down, in our markets.

By the end of the third quarter of 2003 we had completed, for the most part, the three plant closings/consolidations we announced in the fourth quarter of 2002. Both in the facilities being closed and in the facilities into which production was moved, our productivity during 2003 was negatively impacted to varying degrees, accounting for a portion of our decreased operating income margin. While these moves took longer than we had expected, we believe they will result in improved productivity and profitability in future quarters.

We again strengthened our balance sheet in 2003 by reducing our outstanding debt by $27.2 million to $195.8 million at December 31, 2003. We increased our investment in our facilities by spending $18.0 million for capital equipment during the year.

We enter 2004 with increased optimism that orders and sales will, for the first time in several years, show a meaningful upward trend. We base this optimism on the macro economic forecasts being published, the comments and attitudes of many of our customers and increased quoting activity in many of our markets. While significant commodity cost pressures exist currently, particularly with copper and steel, two of our largest raw materials, we cannot predict where these costs will be for all of 2004. For the first time since the economic slowdown began in 2000, we have been able to institute price increases with most of our products and many of our customers. The market appears to have accepted our price increases and we believe we can offset the higher current costs of our purchased materials and parts.

Results of Operations

2003 versus 2002

Our net sales were $619.1 million in 2003, a 2.3% increase from $605.3 million in 2002. The higher sales were attributable to our Electrical Group, whose 2003 net sales of $438.4 million were 4.7% improved from 2002's $418.6 million. This sales increase was due primarily to strength in our power generator and related controls products, including our generator joint venture in China, particularly in the second half of 2003. The increase in the generator and control sales was due primarily to an overall improvement in market demand as 2003 progressed, in part aided by the impact of the Northeast power outage, Hurricane Isabel and Middle East rebuilding projects. Sales of our electric motor products were virtually unchanged in 2003 from 2002. Mechanical Group 2003 net sales of $180.7 million were 3.2% below $186.7 million in 2002 and were basically flat throughout 2003, reflecting broad-based weakness in our markets.

Our gross profit rose 2.6% in 2003 to $146.8 million from $143.1 million the previous year. Gross profit as a percentage of net sales ("gross profit margin") in 2003 of 23.7% was virtually unchanged from 2002, although increasing to 24.1% in the fourth quarter of 2003 above the 23.6% average margin of the first nine months of 2003. The fourth quarter 2003 gross profit margin increase above the rest of 2003 was due primarily to improved manufacturing productivity and the completion of moving production from three of our factories, which are for the most part now closed, into several of our other facilities.

Our operating expenses in 2003 were $99.5 million, 3.8% above $95.9 million in 2002. Of the $3.6 million increase, approximately $1.2 million, or 33%, was due to the operating expenses of our consolidated Jinling joint venture which began January 1, 2003. Operating expenses as a percentage of sales increased to 16.1% in 2003 from 15.8% in 2002.

Income from operations of $47.2 million was virtually unchanged from 2002. Income from operations as a percentage of sales ("operating income margin") was 7.6% in 2003 versus 7.8% in 2002. Electrical Group income from operations decreased 4.5% in 2003 to $33.9 million from $35.5 million in 2002, and operating income margin to 7.7% in 2003 from 8.5% in 2002. In addition to the impact of our joint venture discussed above, the impact on 2003 productivity of the plant consolidation programs also discussed above, as well as continued pricing pressures, higher utility and other factory costs and lower overhead absorption in order to reduce inventories were also factors in the reduced Electrical Group operating income margin. Mechanical Group income from operations increased 13.7% to $13.3 million in 2003 from $11.7 million in 2002 and operating income margin to 7.4% from 6.3% for 2003 and 2002, respectively. Excluding the $1.2 million pre-tax fourth quarter 2002 charge relating to a plant closing/consolidation completed in 2003's first quarter, the Mechanical Group's 7.4% operating income margin would still be .5% higher in 2003 than in 2002, primarily due to improved productivity and to favorable mix of products sold. (See also Note 11 of Notes to Consolidated Financial Statements.)

Our interest expense in 2003 decreased 31.2% following a 57.7% decrease in 2002, to $6.5 million from $9.4 million in 2002, due primarily to a combination of lower average interest rates in the United States in 2003 than in 2002 and to our lower average debt outstanding. The average interest rate we paid on outstanding debt in 2003 was 2.7%, following a 3.5% average in 2002. Our effective tax rate on income before taxes increased to 36.2% in 2003 from 34.7% in 2002. This increase was due primarily to the impact of one-time tax refunds we received in 2002.

Our 2003 net income of $25.2 million was 2.8% improved from $24.5 million in 2002. Net income as a percentage of sales of 4.1% in 2003 was virtually unchanged from 2002. Basic earnings per share ("EPS") was $1.01 in 2003 and 2002, while diluted EPS was $1.00 compared to $1.01 a year earlier.

2002 versus 2001

Our net sales in 2002 decreased 8.8% to $605.3 million from 2001 net sales of $663.6 million. The decrease in net sales was attributable to both of our two segments. Electrical Group net sales decreased 8.4% from $457.0 million in 2001 to $418.6 million in 2002, while Mechanical Group net sales of $186.7 million in 2002 were 9.6% lower than 2001 net sales of $206.6 million. The reduced sales were primarily due to continued weakness in industrial manufacturing markets.

Our gross profit decreased 13.7% to $143.1 million in 2002 from $165.9 million in 2001. Gross profit as a percentage of net sales ("gross profit margin") was 23.6% in 2002, down from 25.0% in 2001. The reduction in gross profit margin was due primarily to lower overhead absorption resulting from reduced production volumes and to lower average prices to customers. Also contributing to the reduced margin was a $1.2 million pre-tax charge in the fourth quarter of 2002 for plant closings and consolidations in our Mechanical Group.

Operating expenses decreased 12.7% to $95.9 million in 2002 from $109.8 million in 2001. No longer amortizing goodwill in 2002 accounted for $8.4 million of this decrease, while the remaining $5.5 million reduction was due to reduced spending and head count in selling and administrative expenses. As a percentage of sales, operating expenses declined to 15.8% in 2002 from 16.5% in 2001. Our income from operations of $47.2 million in 2002 was 15.9% below $56.1 million in 2001. This decline occurred in both of our segments, Electrical Group income from operations being down 11.7% to $35.5 million in 2002 (down 27.0% adjusting 2001 for not amortizing goodwill), and the Mechanical Group being down 26.4% to $11.7 million in 2002. (See also Note 11 of Notes to Consolidated Financial Statements.) Income from operations as a percentage of net sales ("operating income margin") for the Company decreased to 7.8% in 2002 from 8.4% in 2001. This decrease in operating income margin was due primarily to the reduction in gross profit margin, partly offset by the lower operating expenses as a percentage of sales.

Interest expense decreased 57.7% to $9.4 million in 2002 from $22.2 million in 2001, due to a combination of lower debt outstanding, lower interest rates in the United States and a reduced mark-up over LIBOR (London Interbank Offered Rate) we paid to our lenders. The lower debt resulted from repaying $90 million of our loans in March 2002 following our public stock offering and further loan repayments from operating cash flow during the year. The average rate of interest we paid on outstanding debt in 2002 was 3.5%, following a 5.9% average in 2001. Our effective tax rate on income before taxes decreased to 34.7% in 2002 from 42.5% in 2001. The primary factors in the decrease were the impact of non-deductible goodwill amortization in 2001 and one-time tax refunds we received in 2002.

Our net income increased 25.0% to $24.5 million in 2002 from $19.6 million in 2001. As a percentage of net sales, net income increased to 4.1% in 2002 from 3.0% in 2001. Basic and diluted earnings per share ("EPS") were each $1.01 in 2002, as compared to $.94 basic EPS and $.93 diluted EPS in 2001, increases of 7.4% and 8.6%, respectively. Average number of shares outstanding assuming dilution increased 15.1% in 2002 to 24.3 million from 21.1 million in 2001 as a result of our March 2002 public stock offering. The 2002 net income and EPS numbers are after a fourth quarter after-tax charge of $725,000, or $.03 per share, for plant closings and consolidations in our Mechanical Group. (See also Note 3 of Notes to Consolidated Financial Statements.)

Liquidity and Capital Resources

Our working capital was $160.1 million at December 31, 2003, an increase of 1.7% from $157.4 million a year previously. The increase was due primarily to a $7.9 million increase in current assets partly offset by a $5.2 million increase in current liabilities. Accounts receivable increased $6.4 million during 2003 due primarily to our increased net sales. Accounts payable increased $4.1 million in 2003 primarily as a result of improved business activity as we entered 2004 from when we entered 2003 a year ago. Other accrued expenses decreased $5.3 million in 2003 due primarily to non-recurring charges against liabilities accrued on December 31, 2002 associated with plant closings/consolidations. Federal and state income tax accruals increased $6.2 million during 2003 as a result of timing changes in estimated tax payments. Our current ratio at December 31, 2003 decreased slightly to 3.1:1 from 3.2:1 at year-end 2002.

Cash flow from operations was $59.0 million in 2003, an 8.5% increase from $54.4 million in 2002. Reduced inventories and higher current liabilities, in part offset by higher receivables, account for the increase. Cash flow used in investing activities totaled $16.6 million versus $11.9 million in 2002. Increased capital spending accounted for the higher investment spending due to an increase in the number of capital projects in 2003, including three facility expansions and a computer system conversion, and to a general increase in spending after unusually low capital spending in 2002. Our commitments for property, plant and equipment as of December 31, 2003 were approximately $2.1 million. We believe that our present facilities, augmented by planned capital expenditures, are sufficient to provide adequate capacity for our operations in 2004.

Cash flow used in financing activities in 2003 was $39.0 million after $43.6 million in 2002. We reduced our outstanding long-term debt $27.1 million in 2003 to $195.7 million at December 31, 2003 from $222.8 million at year-end 2002. We paid $12.0 million in dividends during 2003.

Our primary financing source is our $275 million long-term unsecured revolving credit facility (the "Facility") that expires on December 31, 2005, which we reduced $25 million in March 2003 from $300 million. The Facility requires us to maintain specified financial ratios and to satisfy certain financial condition tests, with which we were in compliance as of December 31, 2003. At year-end 2003, we had $8.0 million of available borrowing capacity. Although the Facility provides up to $275 million of credit, availability under the Facility may be limited by the funded debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio covenant, which was the case at December 31, 2003. We believe we will satisfy the financial ratios and tests specified in the Facility for the foreseeable future. We also believe that the combination of our operating cash flow, which has averaged over $60 million per year over the last three years and we believe is indicative of what we might achieve in 2004, and borrowing availability under the Facility will provide sufficient cash flow to finance our existing operations for the foreseeable future. (See also Note 5 of Notes to Consolidated Financial Statements.)

As a result of our capital structure, we are exposed to interest rate risk. Virtually all our debt is under a credit facility with a variable interest rate based on a margin above LIBOR. As a result, interest rate changes impact our future earnings and cash flows assuming other factors are constant. A hypothetical 10% change in our weighted average borrowing rate on our outstanding debt at December 31, 2003, would result in a change in after-tax annual earnings of approximately $155,000. We had no material foreign currency rate risk or material derivative instruments at December 31, 2003.

Off-Balance Sheet Arrangements,
Contractual Obligations and Commercial Commitments

The following is a summary of the Company's contractual obligations and payments due by period as of December 31, 2003 (in thousands):

	Long-Term Debt	Operating Leases	Purchase Obligations	Total Contractual Obligations
Payments Due by Period:				
Less Than 1 Year	$ 125	$ 4,725	$39,782	$ 44,632
1-3 Years	191,424	3,056	—	194,480
3-5 Years	731	2,388	—	3,119
More Than 5 Years	3,522	6,604	—	10,126
Total	$195,802	$16,773	$39,782	$252,357

We utilize blanket purchase orders ("blankets") to communicate expected annual requirements to many of our suppliers. Requirements under blankets generally do not become "firm" until a varying number of weeks before our scheduled production. The purchase obligations shown in the above table represent the value we consider "firm".

At December 31, 2003, the Company had outstanding standby letters of credit totalling $7,005,000, all of which would expire in 2004. We had no other material commercial commitments.

The Company did not have any variable interest entities as of December 31, 2003. Other than disclosed in the table above and the previous paragraph, the Company had no other material off-balance sheet arrangements.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of our financial statements and the amounts of our revenues and expenses during the periods reported. Actual results may differ from these estimates under different assumptions or conditions. We believe the following are our critical accounting policies which could have the most significant effect on our reported results and require management's most difficult, subjective or complex judgments.

Revenue Recognition
Sales and related cost of sales are recognized upon shipment of products as this is when title and risk of ownership transfer to the customer. The pricing of our products is generally supported by customer purchase orders, and accounts receivable collection is reasonably assured at the time of shipment. Any discounts from our standard prices are recognized as a reduction of sales and the related customer receivable at the time of sale. Product returns are estimated and recorded at the time of shipment based upon historical experience. Estimated customer rebates are accrued and recognized as a reduction of sales in a systematic manner throughout the year.

Allowance for Doubtful Accounts
We record allowances for doubtful accounts after customer-specific analysis and general analysis of past due balances, economic conditions and historical experience. Allowance levels change as customer-specific circumstances and the general analysis areas above change.

Excess and Obsolete Inventory Reserves
Our systems track the frequency of usage of inventory by part number and reports are generated monthly. Based on these

analyses of historical usage and management's evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, reserves are recorded and changed. Excess and obsolete inventory is periodically disposed of through sale to third parties, scrapping or other means, and the reserves appropriately reduced.

Impairment of Long-Lived Assets

We review long-lived assets, which include property, plant and equipment, and other intangible assets with definitive lives such as patents and trademarks, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset in our accounting records may not be fully recoverable. Additionally, we evaluate the recoverability of goodwill and other intangible assets with indefinite lives at least annually, independent of specific events. We assess these assets for impairment based on estimated future cash flows from these assets, which estimates require us to make assumptions about future demand for the Company's products and services, future market conditions, future growth rates and the discount rate, among others. Changes to these assumptions could result in an impairment charge in future periods.

Product Warranty Reserves

We maintain reserves for product warranty to cover the stated warranty periods for our products. We establish or change such reserves based on our evaluation of historical warranty experience and specific significant warranty matters when they become known and can reasonably be estimated.

Retirement Plans

Approximately half of our employees are covered by defined benefit pension plans with the remaining employees covered by defined contribution plans. Our obligations under the defined benefit plans are determined with the assistance of actuarial firms. The actuaries make certain assumptions regarding such factors as withdrawal rates and mortality rates. The actuaries also provide us with information and recommendations from which management makes further assumptions on such factors as the long-term expected rate of return on plan assets, the discount rate on benefit obligations and where applicable, the rate of annual compensation increases. Based upon the assumptions made, the investments made by the plans, overall conditions and movement in financial markets, particularly the stock market, and how actual withdrawal rates, life-spans of benefit recipients and other factors differ from assumptions, annual expenses and recorded assets or liabilities of these defined benefit plans may change significantly from year to year.

The valuation date for our defined benefit plans was changed in 2003 to December 31 from September 30. Based on our annual review of actuarial assumptions as well as historical rates of return on plan assets and existing long-term bond rates, we set the long-term rate of return on plan assets at 8.75% and the discount rate at 6.25% for our defined benefit plans. Primarily as a result of the change in the discount rate, we expect pension expense to increase approximately $1.7 million in 2004 versus 2003. (See also Note 7 of Notes to Consolidated Financial Statements.)

Self-Insurance Liabilities

Our insurance programs include health care, workers' compensation and product liability. We self-insure from the first dollar of loss up to various specified retention levels per occurrence. Eligible losses in excess of self-insurance retention levels and up to stated liability limits are covered by policies we purchase from insurance companies, as are eligible losses when and if we purchase aggregate stop-loss policies. We estimate the annual costs and liabilities of our self-insurance programs using our Company's claims experience and risk exposure levels for the periods being valued. Differences in actual costs of claims from estimated costs will likely result in adjustments to expenses and liabilities.

Litigation and Claims

We record expenses and liabilities when we believe that an obligation of the Company on a specific matter is probable and we have a basis to reasonably estimate the value of the obligation. This methodology is used for environmental matters and legal claims that are filed against the Company from time to time. The uncertainty that is associated with such matters frequently requires adjustments to the liabilities previously recorded.

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). This Statement prescribes how an issuer classifies and measures certain financial instruments. SFAS 150 was effective for the Company on July 1, 2003. There was no impact to the Company from adopting SFAS 150.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Adoption of this interpretation on January 1, 2003 did not have a material impact on the consolidated financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities. The adoption of this statement on January 1, 2003 did not have a material impact on the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

In Thousands of Dollars, Except Share Information

Assets

	December 31, 2003	December 31, 2002
Current Assets:		
Cash and cash equivalents	$ 9,100	$ 5,591
Receivables, less allowance for doubtful accounts of $1,432 in 2003 and $1,465 in 2002	85,468	79,099
Income tax receivable	223	184
Future income tax benefits	5,104	6,208
Inventories	131,121	134,037
Prepaid expenses	6,411	4,413
Total Current Assets	237,427	229,532
Property, Plant and Equipment:		
Land and improvements	12,290	12,214
Buildings and improvements	88,812	85,901
Machinery and equipment	260,634	248,678
Property, Plant and Equipment, at cost	361,736	346,793
Less: Accumulated depreciation	(192,638)	(173,053)
Net Property, Plant and Equipment	169,098	173,740
Goodwill	311,216	313,265
Other Noncurrent Assets	16,704	17,451
Total Assets	$ 734,445	$ 733,988

Liabilities and Shareholders' Investment

	2003	2002
Current Liabilities:		
Accounts payable	$ 36,179	$ 32,038
Dividends payable	3,004	3,002
Accrued compensation and employee benefits	18,151	18,004
Other accrued expenses	12,321	17,604
Federal and state income taxes	7,546	1,324
Current maturities of long-term debt	125	155
Total Current Liabilities	77,326	72,127
Long-term Debt	195,677	222,812
Deferred Income Taxes	46,186	44,913
Other Noncurrent Liabilities	11,658	10,661
Minority Interest in Consolidated Subsidiaries	4,894	2,052
Shareholders' Investment:		
Common stock, $.01 par value, 50,000,000 shares authorized, 25,031,756 issued and outstanding in 2003 and 25,020,070 issued and outstanding in 2002	250	250
Additional paid-in capital	132,313	132,167
Less: Treasury Stock, at cost, 159,900 shares in 2003 and 2002	(2,727)	(2,727)
Retained earnings	270,760	257,570
Accumulated other comprehensive loss	(1,892)	(5,837)
Total Shareholders' Investment	398,704	381,423
Total Liabilities and Shareholders' Investment	$ 734,445	$ 733,988

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

In Thousands of Dollars, Except Shares Outstanding and Per Share Data

	For The Year Ended December 31, 2003	2002	2001
Net Sales	$ **619,098**	$ 605,292	$ 663,571
Cost of Sales	**472,343**	462,149	497,694
Gross Profit	**146,755**	143,143	165,877
Operating Expenses	**99,529**	95,916	109,817
Income From Operations	**47,226**	47,227	56,060
Interest Expense	**6,462**	9,399	22,239
Interest Income	**79**	149	221
Income before Income Taxes and Minority Interest	**40,843**	37,977	34,042
Provision for Income Taxes	**14,792**	13,182	14,452
Income before Minority Interest	**26,051**	24,795	19,590
Minority Interest in Income, Net of Tax	**845**	277	—
Net Income	**25,206**	24,518	19,590
Earnings Per Share	$ **1.01**	$ 1.01	$ .94
Earnings Per Share - Assuming Dilution	$ **1.00**	$ 1.01	$ .93
Average Number of Shares Outstanding	**25,029,942**	24,186,839	20,868,896
Average Number of Shares Outstanding - Assuming Dilution	**25,246,088**	24,310,165	21,124,204

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

In Thousands of Dollars, Except Per Share Data

	Comprehensive Income	Common Stock $.01 Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2000		210	41,779	(1,685)	234,992	(1,407)	273,889
Net Income	$ 19,590	—	—	—	19,590	—	19,590
Dividends Declared ($.48 per share)		—	—	—	(10,018)	—	(10,018)
Translation Adjustments	(928)	—	—	—	—	(928)	(928)
Additional Pension Liability	(1,529)	—	—	—	—	(1,529)	(1,529)
Comprehensive Income	$ 17,133						
Common Stock Repurchased		—	—	(1,042)	—	—	(1,042)
Stock Options Exercised		—	188	—	—	—	188
Balance, December 31, 2001		210	41,967	(2,727)	244,564	(3,864)	280,150
Net Income	$ 24,518	—	—	—	24,518	—	24,518
Dividends Declared ($.48 per share)		—	—	—	(11,512)	—	(11,512)
Translation Adjustments	1,607	—	—	—	—	1,607	1,607
Additional Pension Liability, Net of Tax	(3,580)	—	—	—	—	(3,580)	(3,580)
Comprehensive Income	$ 22,545						
Stock Options Exercised		—	278	—	—	—	278
Stock Offering		40	89,922	—	—	—	89,962
Balance, December 31, 2002		250	132,167	(2,727)	257,570	(5,837)	381,423
Net Income	$ 25,206	—	—	—	25,206	—	25,206
Dividends Declared ($.48 per share)		—	—	—	(12,016)	—	(12,016)
Translation Adjustments	4,111	—	—	—	—	4,111	4,111
Hedging Activities, Net of Tax	160	—	—	—	—	160	160
Additional Pension Liability, Net of Tax	(326)	—	—	—	—	(326)	(326)
Comprehensive Income	$ 29,151						
Stock Options Exercised		—	146	—	—	—	146
Balance, December 31, 2003		**$ 250**	**$132,313**	**$(2,727)**	**$270,760**	**$ (1,892)**	**$398,704**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands of Dollars

	For The Year Ended December 31,		
Cash Flows From Operating Activities:	**2003**	2002	2001
Net income	**$ 25,206**	$ 24,518	$ 19,590
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation	**21,014**	22,134	22,294
Amortization	**1,058**	1,040	9,504
Provision for deferred income taxes	**2,377**	4,103	3,014
Change in assets and liabilities, net of acquisitions:			
Receivables	**(4,582)**	1,289	16,673
Inventories	**6,483**	(311)	17,014
Income tax receivable	**(38)**	(3)	3,887
Current liabilities and other	**7,447**	1,639	(10,207)
Net cash provided from operating activities	**58,965**	54,409	81,769
Cash Flows From Investing Activities:			
Additions to property, plant and equipment	**(17,965)**	(10,754)	(15,426)
Business acquisitions, net of cash acquired	**(717)**	(1,939)	(3,629)
Sale of property, plant and equipment	**259**	205	650
Other	**1,833**	539	159
Net cash used in investing activities	**(16,590)**	(11,949)	(18,246)
Cash Flows From Financing Activities:			
Proceeds from stock offering	**—**	89,962	—
Additions to long-term debt	**—**	1,290	2,000
Repayment of long-term debt	**(27,165)**	(124,110)	(50,598)
Repurchase of common stock	**—**	—	(1,042)
Stock issued under option plans	**146**	278	188
Dividends paid to shareholders	**(12,014)**	(11,015)	(10,022)
Net cash used in financing activities	**(39,033)**	(43,595)	(59,474)
Effect of Exchange Rate on Cash:	**167**	97	(32)
Net increase (decrease) in cash and cash equivalents	**3,509**	(1,038)	4,017
Cash and cash equivalents at beginning of year	**5,591**	6,629	2,612
Cash and cash equivalents at end of year	**$ 9,100**	$ 5,591	$ 6,629
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	**$ 6,355**	$ 9,656	$ 22,607
Income taxes	**$ 3,585**	$ 7,075	$ 7,265

See accompanying Notes to Consolidated Financial Statements.

For The Three Years Ended December 31, 2003

(1) Nature of Operations

REGAL-BELOIT CORPORATION (the Company) is a United States-based multinational corporation. The Company is organized into two operating groups, the Mechanical Group, with its principal line of business in mechanical products which control motion and torque, and the Electrical Group, with its principal line of business in electric motors and power generation products. The principal markets for the Company's products and technologies are within the United States.

(2) Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where the Company owns at least 50% of the subsidiary's equity. All significant intercompany accounts and transactions are eliminated. The minority interest in the income of majority-owned consolidated subsidiaries was not material in 2001.

Revenue Recognition

Sales and related cost of sales are recognized upon shipment of products as this is when title and risk of ownership transfer to the customer. The pricing of products sold is generally supported by customer purchase orders, and accounts receivable collection is reasonably assured at the time of shipment. Any discounts from the Company's standard prices are recognized as a reduction of sales and the related customer receivable at the time of sale. Product returns are estimated and recorded at the time of shipment based upon historical experience. Estimated customer rebates are accrued and recognized as a reduction of sales in a systematic manner throughout the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Net assets of non-U.S. subsidiaries, whose functional currencies are other than the U.S. dollar, are translated at the rates of exchange in effect as of year-end. Income and expense items are translated at the average exchange rates in effect during the year. The translation adjustments relating to net assets are recorded directly into a separate component of shareholders' investment. Transaction adjustments are reported in net income.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition. The carrying value of cash equivalents closely approximates their fair market value.

Life Insurance Policies

The Company maintains life insurance policies on certain officers and management which name the Company as beneficiary. The total face value of these policies was $11,756,000 at December 31, 2003 and $11,577,000 at December 31, 2002. The cash surrender value, net of policy loans, is $806,000 and was $2,284,000 at December 31, 2003 and 2002, respectively, and is included as a component of Other Noncurrent Assets.

Goodwill and Other Intangibles

Prior to January 1, 2002, the cost of goodwill and other intangibles was amortized on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years.

Effective January 1, 2002, upon the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles (SFAS 142), goodwill and other intangibles with indefinite useful lives are no longer amortized but instead are reviewed annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. Identifiable intangibles with a finite useful life are amortized over their useful lives. (See Note 3 of Notes to Consolidated Financial Statements.)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses these assets for impairment based on estimated future cash flows from these assets.

(2) Accounting Policies (cont'd)

Inventories

The approximate percentage distribution between major classes of inventory is as follows:

	December 31, 2003	2002
Raw Material	**11%**	11%
Work In Process	**20%**	19%
Finished Goods and Purchased Parts	**69%**	70%

Inventories are stated at cost, which is not in excess of market. Cost for approximately 82% of the Company's inventory at December 31, 2003 and 86% in 2002, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $3,555,000 and $3,818,000 as of December 31, 2003 and 2002, respectively. Material, labor and factory overhead costs are included in the inventories.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.

The cost of property, plant and equipment retired or otherwise disposed of is removed from the accounts, the accumulated depreciation is removed from related reserves, and the net gain or loss is reflected in income.

The provisions for depreciation are based on the estimated useful lives of plant and equipment from the dates of acquisition and are calculated primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are:

Description	Life
Buildings and Improvements	10 to 45 years
Machinery and Equipment	3 to 15 years

Shipping and Handling Revenues and Costs

Shipping and handling costs are recorded as costs of sales and the related billings are recorded as sales.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Stock options are granted at prices equal to the fair market value of the Company's common stock on the grant dates; therefore, no compensation expense is recognized in connection with stock options granted to employees.

Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income but rather are recorded directly into shareholders' investment. The components of accumulated other comprehensive income (loss) were as follows at December 31:

	2003	2002
Additional pension liability, net of tax	**$(5,435)**	$ (5,109)
Translation adjustments	**3,383**	(728)
Hedging activities, net of tax	**160**	—
Total	**$(1,892)**	$ (5,837)

Earnings per Share (EPS)

The difference between basic and diluted earnings per share is attributable solely to the incremental shares to be issued under the Company's stock option plans. The following table reconciles the basic and diluted shares used in the per share calculations:

	December 31 2003	2002	2001
Denominator for basic EPS	**25,029,942**	24,186,839	20,868,896
Effect of dilutive stock options	**216,146**	123,326	255,308
Denominator for diluted EPS	**25,246,088**	24,310,165	21,124,204

Derivative Instruments

The Company entered into certain commodity forward contracts in 2003 in connection with the management of its exposure to fluctuations in certain raw material commodity pricing. These financial exposures are managed in accordance with corporate policies and procedures. These derivative instruments have been designated as cash flow hedges. Thus, as changes in the fair value of the derivatives occur, they are recorded as an asset or liability on the consolidated balance sheet and in accumulated other comprehensive income (AOCI). Such amounts are reclassified out of AOCI when the underlying hedged item impacts earnings. As of December 31, 2003, the Company had recorded $160,000, net of tax, in AOCI related to these commodity forward contracts.

Reclassifications

Certain reclassifications were made to the 2002 financial statements to conform to the 2003 presentation.

(3) Goodwill and Other Intangibles

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. The following table reconciles the reported net income and earnings per share to that which would have resulted for 2001 if SFAS 142 had been adopted effective January 1, 2001 (in thousands of dollars, except per share data):

	Year Ended December 31,		
	2003	2002	2001
Net Income (as reported) . .	**$ 25,206**	$ 24,518	$ 19,590
Adjustments:			
Goodwill amortization,			
net of taxes	**—**	—	6,700
Pro-forma Net Income	**$ 25,206**	$ 24,518	$ 26,290
Pro-forma earnings per share:			
Basic	**$ 1.01**	$ 1.01	$ 1.26
Diluted	**$ 1.00**	$ 1.01	$ 1.25

During the first quarter of 2002, the Company completed the first step of the transitional goodwill impairment test based on amounts as of January 1, 2002. Based on this review, the Company concluded that there were no impairment losses for goodwill due to the initial application of SFAS 142. The Company has two reporting units which are the same as its reportable segments, the Electrical Group and the Mechanical Group. As permitted by SFAS 142, the Company has elected to perform its annual test for impairment during the fourth quarter. The Company utilizes a discounted cash flow model to estimate the fair value of the reporting units. The Company performed its most recent analysis as of November 30, 2003, and based upon reasonable assumptions of cash flows and cost of capital, concluded that there continues to be no impairment of goodwill. At December 31, 2003 and 2002, none of the Company's other intangible assets were determined to have indefinite lives and acquired intangibles with definite lives were not material.

The following information presents changes to goodwill during the periods indicated:

	Electrical Group	Mechanical Group	Total Company
Balance,			
December 31, 2001 . .	$ 312,735	$ —	$ 312,735
Powertrax® Acquisition	—	530	530
Balance,			
December 31, 2002 . .	312,735	530	313,265
Adjustments	(2,049)	—	(2,049)
Balance,			
December 31, 2003 . .	**$ 310,686**	**$ 530**	**$ 311,216**

(4) Leases and Rental Commitments

Rental expenses charged to operations amounted to $7,097,000 in 2003, $6,928,000 in 2002, and $7,314,000 in 2001. The Company has future minimum rental commitments under operating leases as shown in the following table:

Year	(In Thousands of Dollars)
2004	$ 4,725
2005	$ 3,056
2006	$ 2,388
2007	$ 2,212
2008	$ 1,396
Thereafter	$ 2,996

(5) Long-Term Debt and Bank Credit Facilities

Long-term debt consists of the following:

	(In Thousands of Dollars) December 31,	
	2003	2002
Revolving Credit Facility	**$ 191,000**	$ 218,000
Other	**4,802**	4,967
	195,802	222,967
Less: Current maturities	**125**	155
Noncurrent portion	**$ 195,677**	$ 222,812

The Company maintained at December 31, 2003, a $275,000,000 unsecured revolving credit facility which expires December 31, 2005 (the "Facility"). The Facility permits the Company to borrow at interest rates based upon a margin above LIBOR, which margin varies with the ratio of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). These interest rates also vary with LIBOR. The Company also pays a commitment fee on the unused amount of the $275,000,000 maximum credit limit, which varies with the debt to EBITDA ratio. The Facility includes various financial covenants regarding minimum net worth, permitted debt levels and minimum interest coverage. The Company was in compliance with all financial covenants as of December 31, 2003.

The average balance outstanding under the Facility in 2003 was $217,236,000 and in 2002 was $253,625,000. The average interest rate paid under the Facility in 2003 was 2.7% and 3.5% in 2002. At December 31, 2003, the interest rate paid on the outstanding balance of the Facility was 2.7%. The Company also paid an unused commitment fee under the facility which was .30% of the unused balance of $83,789,000 at December 31, 2003. The Company had $8,030,000 of available borrowing capacity under the Facility at December 31, 2003, after deducting $211,000 for outstanding Facility-issued standby letters of credit. The available capacity was less than the unused balance of the Facility due to limits established by the debt to EBITDA covenant.

The Company also has other loans with a total balance outstanding of $4,802,000 at December 31, 2003. The largest is a $2,000,000 industrial development bond issue completed on September 6, 2001.

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair market value of long-term debt is not materially different from the carrying value.

Maturities of long-term debt are as follows:

Year	(In Thousands of Dollars)
2004	$ 125
2005	191,424
2006	731
2007	368
2008	154
Thereafter	3,000
Total	$ 195,802

(6) Contingencies and Commitments

The Company is, from time to time, party to lawsuits arising from its normal business operations. It is believed that the outcome of these lawsuits will have no material effect on the Company's financial position or its results of operations.

The Company recognizes the cost associated with its standard warranty on its products at the time of sale. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for 2003 and 2002:

	(In Thousands of Dollars)	
	2003	2002
Balance, beginning of year	**$(3,431)**	$ (3,652)
Payments	**5,915**	6,605
Provision	**(5,437)**	(6,384)
Balance, end of year	**$(2,953)**	$ (3,431)

Provision for virtually all warranties is made in the year of issuance.

(7) Retirement Plans

The Company has a number of retirement plans that cover most of its employees. The plans include defined contribution plans and defined benefit plans. The defined contribution plans provide for Company contributions based, depending on the plan, upon one or more of participant contributions, service and profits. Company contributions to defined contribution plans totaled $1,941,000, $2,299,000, and $3,329,000 in 2003, 2002 and 2001, respectively.

Benefits provided under defined benefit plans are based, depending on the plan, on employees' average earnings and years of credited service, or a benefit multiplier times years of service. Funding of these qualified defined benefit plans is in accordance with federal laws and regulations.

The Company's defined benefit pension assets are invested in equity securities and fixed income investments based on the Company's overall strategic investment direction as follows:

	Target	
	Allocation	Return
Equity investments	70%	9-10%
Fixed income	30%	6-7%
Total	100%	8.75%

The Company's investment strategy for its defined benefit plans is to achieve moderately aggressive growth, earning a long-term rate of return sufficient to at least maintain the plans in a fully funded status. Accordingly, allocation targets have been established to fit this strategy, with a heavier long-term weighting of investments in equity securities. The long-term rate of return assumption considers historic returns adjusted for changes in overall economic conditions that may affect future returns and a weighting of each investment class.

The defined benefit pension plan assets were invested as follows as of December 31 of each year:

	2003	2002
Equity investments	**74%**	61%
Fixed income	**26%**	39%
Total	**100%**	100%

In 2003, the Company changed for financial reporting purposes the actuarial valuation measurement date for its pension plans from September 30 to December 31. Management believes that a measurement date of December 31 is preferable because it better reflects the actual balances of the plans as of the Company's balance sheet date. This change did not have a significant effect on 2003 or prior years' pension expense.

The actuarial computations utilized the following assumptions:

Benefit Obligation	**2003**	2002
Discount rate	**6.25%**	7.0%
Rates of increase in compensation level	**0-2.5%**	0-3.0%

Net Periodic Pension Cost	**2003**	2002	2001
Discount rate	**7.0%**	7.5%	7.5%
Expected long-term rate of return on assets	**8.75%**	9.0%	9.0%
Rates of increase in compensation levels	**0-3.0%**	0-3.75%	0-4.5%

Net periodic pension benefit costs for the defined benefit plans were as follows:

	(In Thousands of Dollars)		
	2003	2002	2001
Service cost	**$ 1,389**	$ 1,336	$ 1,330
Interest cost	**3,346**	3,233	3,078
Expected return on plan assets	**(4,717)**	(5,438)	(5,410)
Net amortization and deferral	**172**	(157)	(355)
Net periodic expense (income)	**$ 190**	$(1,026)	$ (1,357)

(7) Retirement Plans (cont'd)

The following table presents a reconciliation of the funded status of the defined benefit plans:

	(In Thousands of Dollars) 2003	2002
Change in projected benefit obligation:		
Obligation at beginning of period	$ 48,184	$ 43,108
Service cost	1,389	1,336
Interest cost	3,346	3,233
Change in assumptions	7,245	2,600
Plan amendments	—	26
Benefits paid	(2,413)	(2,119)
Obligation at end of period	57,751	48,184
Change in fair value of plan assets:		
Fair value of plan assets at beginning of period	40,958	47,681
Actual gain (loss) on plan assets	10,688	(4,900)
Employer contributions	383	296
Benefits paid	(2,413)	(2,119)
Fair value of plan assets at end of period	49,616	40,958
Funded status	(8,135)	(7,226)
Unrecognized net actuarial loss	17,657	16,450
Unrecognized prior service costs	1,069	1,174
Net amount recognized	$ 10,591	$ 10,398
Amounts recognized in balance sheets:		
Prepaid benefit cost	$ 9,012	$ 8,703
Accrued benefit liability	(8,060)	(7,509)
Intangible asset	1,005	1,096
Accumulated other comprehensive loss	8,634	8,108
Net amount recognized	$ 10,591	$ 10,398

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with accumulated benefit obligations in excess of plan assets were $25,317,000, $25,301,000 and $17,241,000, respectively, as of December 31, 2003, and $22,070,000, $22,051,000 and $14,542,000, respectively, as of December 31, 2002. Total accumulated benefit obligations for all defined benefit plans totaled $55,320,000 and $44,690,000 at December 31, 2003 and 2002, respectively. The Company estimates that, based on current legislation, in 2004 it will make contributions in the amount of $1,472,000 to fund its defined benefit plans.

(8) Shareholders' Investment

The Company has two stock option plans available for new grants to officers, directors and key employees, the 2003 Equity Incentive Plan and the 1998 Stock Option Plan, as amended. Additionally, the Company's 1991 Flexible Stock Incentive Plan and the 1987 Stock Option Plan, which have expired as to new grants, have shares previously granted remaining outstanding. Options under all the plans were granted at prices that equalled the market value on the date of the grant and with a maximum term of 10 years from the date of grant. Options vest over various periods up to 10 years. A summary of the Company's stock option plans follows:

	At December 31, 2003			
	1987 Plan	1991 Plan	1998 Plan	2003 Plan
Total Plan shares	**450,000**	**1,000,000**	**1,000,000**	**1,500,000**
Options granted	**449,850**	**762,882**	**913,900**	—
Options outstanding	**16,550**	**358,468**	**907,600**	—
Options available for grant	—	—	**86,100**	**1,500,000**

A summary of the status of the Company's three stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years then ended is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**1,125,754**	**$ 21.98**	1,460,124	$ 18.49	1,477,718	$ 18.01
Granted	**233,750**	**17.70**	38,250	19.97	41,850	18.71
Exercised	**(11,586)**	**12.59**	(357,370)	7.77	(26,194)	7.52
Forfeited	**(65,300)**	**19.58**	(15,250)	21.43	(33,250)	21.28
Outstanding at end of year	**1,282,618**	**$ 21.22**	1,125,754	$ 21.98	1,460,124	$ 18.49
Options exercisable at year-end	**823,168**		710,904		889,824	
Weighted-average fair value of options granted during the year	**$5.55**		$6.52		$6.19	

The following table provides information on the three Plans at various exercise price ranges:

	Range of Exercise Prices			
	$12.50-$18.75	$18.76-$28.14	$28.15-$32.44	Total
Options outstanding at 12/31/03	**311,768**	**907,500**	**63,350**	**1,282,618**
Options exercisable at 12/31/03	**127,068**	**632,750**	**63,350**	**823,168**

The Company accounts for its stock option plans under APB Opinion No. 25. Accordingly, no compensation cost for option plans has been recognized in the statements of income. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share ("EPS") would have been reduced to the following pro-forma amounts:

(In Thousands, Except Per Share Data)

	2003	2002	2001
Net Income:			
As Reported	**$ 25,206**	$ 24,518	$ 19,590
Deduct: Compensation Adjustment	**$ (428)**	$ (526)	$ (704)
Pro Forma	**$ 24,778**	$ 23,992	$ 18,886
Earnings Per Share			
As Reported	**$ 1.01**	$ 1.01	$ .94
Pro Forma	**$ .99**	$ .99	$ .91
Earnings Per Share - Assuming Dilution			
As Reported	**$ 1.00**	$ 1.01	$ .93
Pro Forma	**$ .98**	$ .99	$ .89

(8) Shareholders' Investment (cont'd)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 3.5%, 4.5% and 5.1%; expected dividend yield of 2.5% for all years; expected option lives of 7.0 for all years; expected volatility of 37% in 2003, 32% in 2002 and 33% in 2001.

On January 28, 2000, the Board of Directors approved a Shareholder Rights Plan (the "Plan"). Pursuant to this Plan, one common share purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Company's common stock at a price of $60 per share (equivalent to $30 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires, or announces an offer for, 15% or more of the Company's common stock. In this event, each right will thereafter entitle the holder to purchase, at the right's then-current exercise price, common stock of the Company or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice the full share exercise price. The rights may be redeemed by the Company at a price of one-tenth of one cent per right at any time prior to the time a person or group acquires 15% or more of the Company's common stock. The rights expire on January 28, 2010, unless otherwise extended.

The Board of Directors approved in 2000 a repurchase program of up to 2,000,000 common shares of Company stock. Management was authorized to effect purchases from time to time in the open market or through privately negotiated transactions. Through December 31, 2003, the Company repurchased 159,900 shares at an average purchase price of $17.06 per share.

(9) Income Taxes

Income before income taxes and minority interest consisted of the following:

(In Thousands of Dollars)	2003	2002	2001
United States	**$ 36,076**	$ 35,354	$ 30,213
Foreign	**4,767**	2,623	3,829
Total	**$ 40,843**	$ 37,977	$ 34,042

The provision for income taxes is summarized as follows:

(In Thousands of Dollars)	2003	2002	2001
Current			
Federal	**$ 9,990**	$ 7,321	$ 9,155
State	**1,009**	1,017	1,186
Foreign	**1,416**	741	1,097
	12,415	9,079	11,438
Deferred	**2,377**	4,103	3,014
Total	**$ 14,792**	$ 13,182	$ 14,452

A reconciliation of the statutory Federal income tax rate and the effective tax rate reflected in the statements of income follows:

	2003	2002	2001
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**1.6**	1.7	2.3
Nondeductible goodwill amortization	**—**	—	4.0
Prior period tax refund	**—**	(1.3)	—
Other, net	**(0.4)**	(0.7)	1.2
Effective tax rate	**36.2%**	34.7%	42.5%

Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liability as of December 31, 2003 of $41,082,000 is classified on the consolidated balance sheet as a current income tax benefit of $5,104,000 and a long-term deferred income tax liability of $46,186,000. The December 31, 2002 net deferred tax liability was $38,705,000, consisting of a current income tax benefit of $6,208,000 and a long-term deferred income tax liability of $44,913,000. The components of this net deferred tax liability are as follows:

(In Thousands of Dollars) December 31	2003	2002
Federal operating loss carry forward	**$ 28**	$ 152
Accrued employee benefits	**3,243**	3,642
Bad debt reserve	**463**	532
Warranty reserve	**809**	964
Other	**67**	360
Deferred tax assets	**4,610**	5,650
Property related	**(26,031)**	(29,407)
Inventory	**(5,481)**	(5,755)
Other	**(14,180)**	(9,193)
Deferred tax liabilities	**(45,692)**	(44,355)
Net deferred tax liability	**$ (41,082)**	$ (38,705)

No valuation allowances are recorded at December 31, 2003 and 2002.

(10) Acquisitions

On September 16, 2002, the Company purchased, for cash, select assets of the Powertrax® product line of Vehicular Technologies. The purchased assets included inventory and certain intangible assets. The operating results and purchased assets are not material to the performance or financial position of the Company. In November 2002, the Company entered into an agreement to form a joint venture effective January 1, 2003, with Shanghai Jinling Co., Ltd. The Company acquired, for a combination of cash and investment of machinery and technology, a 50% ownership in Shanghai Micro Motor, Shanghai Jinling's sub-fractional and fractional motor company, which was already a supplier to the Company. The purchased assets are not material to the financial position of the Company.

On January 16, 2001, the Company acquired, for cash, selected assets of Philadelphia Gear Company, which now comprise the Company's spiral bevel gear product line. The purchased assets included inventory and selected machinery, equipment and tooling. The operating results and assets purchased are not material to the performance or financial position of the Company.

(11) Industry Segment Information

The Company's reportable segments are strategic businesses that offer different products and services. The Company has two such reportable segments: Mechanical Group and Electrical Group. The Mechanical Group produces mechanical speed reducers and related products for sale to original equipment manufacturers and distributors. The Electrical Group produces electric motors, power generation equipment and related products for sale to original equipment manufacturers and distributors.

The Company evaluates performance based on the segments' income from operations. Corporate costs have been allocated to each Group based primarily on the net sales of each Group. The reported net sales of each segment are solely from external customers. No single customer accounts for 10% or more of the Company's net sales. The Company's products manufactured and sold outside the United States were approximately 12%, 9% and 8% of net sales in 2003, 2002 and 2001, respectively. Export sales from U.S. operations were approximately 5%, 5% and 6% in 2003, 2002 and 2001, respectively.

Pertinent data for each industry segment in which the Company operated for the three years ended December 31, 2003 is as follows:

	(In Thousands of Dollars)				
	Net Sales	Income From Operations	Identifiable Assets	Capital Expenditures	Depreciation and Amortization
2003					
Mechanical Group	**$ 180,741**	**$ 13,349**	**$ 121,976**	**$ 6,229**	**$ 7,373**
Electrical Group	**438,357**	**33,877**	**612,469**	**11,736**	**14,699**
Total REGAL-BELOIT	**$ 619,098**	**$ 47,226**	**$ 734,445**	**$ 17,965**	**$ 22,072**
2002					
Mechanical Group	$ 186,716	$ 11,678	$ 124,053	$ 3,522	$ 8,410
Electrical Group	418,576	35,549	609,935	7,232	14,764
Total REGAL-BELOIT	$ 605,292	$ 47,227	$ 733,988	$ 10,754	$ 23,174
2001					
Mechanical Group	$ 206,615	$ 15,872	$ 125,201	$ 5,110	$ 8,824
Electrical Group	456,956	40,188	621,398	10,316	22,974
Total REGAL-BELOIT	$ 663,571	$ 56,060	$ 746,599	$ 15,426	$ 31,798

Independent Auditors Report

To the Shareholders and Board of Directors of REGAL-BELOIT CORPORATION:

We have audited the accompanying consolidated balance sheet of REGAL-BELOIT CORPORATION and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, as of January 1, 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles" (Statement No. 142).

As discussed above, the financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. As described in Note 3, these financial statements have been revised to include the transition disclosures required by Statement No. 142. Our audit procedures with respect to the disclosures in Note 3 for 2001 included (i) agreeing previously reported net income to previously issued financial statements; (ii) agreeing the adjustment to reported net income to the Company's underlying records obtained from management; and (iii) testing the mathematical accuracy of the information included in Note 3. In our opinion, the disclosures for 2001 in Note 3 are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Milwaukee, Wisconsin
February 25, 2004

Deloitte and Touche LLP

Responsibility for Financial Statements

The preceding financial statements of REGAL-BELOIT CORPORATION (the "Company") and related footnotes were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States, which have been applied on a consistent basis.

The system of internal controls of the Company is designed to assure that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

Deloitte and Touche LLP, whose audit report is shown on this page, is engaged by the Audit Committee of the Board of Directors to audit the financial statements of the Company and issue reports thereon. Their audit is conducted in accordance with auditing standards generally accepted in the United States, which requires obtaining an understanding of the Company's systems and procedures and performing tests and other procedures sufficient to provide reasonable assurance that the financial statements are neither materially misleading nor contain material errors.

The Audit Committee of the Board of Directors, which committee consists entirely of independent directors, meets regularly with the independent auditors and management to review the scope and results of audits. In addition, the Audit Committee meets with Deloitte and Touche LLP, without management representatives present, to discuss the results of their audit including a discussion of internal accounting controls, financial reporting and other audit matters.

James L. Packard
Chairman,
Chief Executive Officer

Henry W. Knueppel
President and
Chief Operating Officer

Kenneth F. Kaplan
Vice President, Chief Financial Officer,
and Secretary

BOARD OF DIRECTORS

JAMES L. PACKARD
Chairman and Chief Executive Officer
REGAL-BELOIT CORPORATION
Director since 1980

HENRY W. KNUEPPEL
President and Chief Operating Officer
REGAL-BELOIT CORPORATION
Director since 1987

FRANK E. BAUCHIERO (2)(3)
Chairman
MKC WORLDWIDE
Director since 1993

J. REED COLEMAN (1*)
Chairman, Chief Executive Officer, Director
MADISON-KIPP CORPORATION
Director since 1981

CHRISTOPHER L. DOERR (1)
Past Co-Chairman, Co-Chief Executive Officer
LEESON Electric Corporation
Director since 2003

STEPHEN N. GRAFF (1)(2)(3)
Past Managing Partner, Milwaukee Office
ARTHUR ANDERSEN LLP and
ANDERSEN WORLDWIDE
Director since 1996

G. FREDERICK KASTEN, JR. (3*)
Chairman and Director
ROBERT W. BAIRD & CO., INC.
Director since 1995

JOHN A. McKAY (2*)
Past President, Chief Operating Officer
HARNISCHFEGER INDUSTRIES, INC.
Director since 1992

Directors Emeriti:

HENRY R. ODELL	40 years of service
CECIL H. CRAWFORD	25 years of service
ELBERT H. NEESE	17 years of service
WILLIAM W. KEEFER	15 years of service
JOHN M. ELDRED	38 years of service

COMMITTEE ASSIGNMENTS AS OF JANUARY, 2004
(1) Member of Audit Committee
(2) Member of Compensation and Human Resources Committee
(3) Member of Corporate Governance and Director Affairs Committee
* Committee Chairman

OFFICERS

JAMES L. PACKARD
CHAIRMAN and
CHIEF EXECUTIVE OFFICER
Employed since 1979

HENRY W. KNUEPPEL
PRESIDENT and
CHIEF OPERATING OFFICER
Employed since 1979

KENNETH F. KAPLAN
VICE PRESIDENT, CHIEF FINANCIAL OFFICER
and SECRETARY
Employed since 1996

DAVID L. EISENREICH
VICE PRESIDENT and PRESIDENT of
MOTOR TECHNOLOGIES GROUP
Employed since 1980

FRITZ HOLLENBACH
VICE PRESIDENT ADMINISTRATION and
HUMAN RESOURCES
Employed since 1987

CHRISTOPHER L. MAPES
VICE PRESIDENT and PRESIDENT of
MOTOR SALES AND MARKETING
Employed since 2003



John M. Eldred

John M. Eldred, REGAL-BELOIT Board Member, completed his final term as Director on April 22, 2003. John's leadership, wisdom and positive attitude have substantially contributed to making REGAL-BELOIT the Company it is today. During John's 38-year tenure, REGAL-BELOIT grew from $3.5 million in annual sales in 1965 to over $619 million in 2003.

We salute and thank John for his contributions, commitment and loyalty.

Transfer Agent, Registrar and Dividend Disbursing Agent

First Class, Registered & Certified Mail:

EquiServe
P.O. Box 219045
Kansas City, MO 64121-9045

Overnight Courier:

EquiServe
210 W. 10th Street
Kansas City, MO 64105
Investor Relations Number: 816-843-4299
Internet Address: http://www.EquiServe.com

Have you received your cash dividends?

During 2003, four quarterly cash dividends were declared on REGAL-BELOIT CORPORATION common stock.

If you have not received all dividends to which you are entitled, please write or call EquiServe at the address above.

Cash Dividends and Stock Splits

REGAL-BELOIT paid its first cash dividend in January, 1961. Since that date, REGAL-BELOIT has paid 174 consecutive quarterly dividends through January, 2004. The Company has raised cash dividends 33 times in the 43 years these dividends have been paid. The dividend has never been reduced. The Company has also declared and issued 15 stock splits/dividends since inception.

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 9:30 a.m., C.D.T., on Thursday, April 22, 2004, at the Rotary River Center, 1220 Riverside Drive (Hwy 51 N), Beloit, Wisconsin.

Public Information and Reports

Shareholders can view Company documents over the internet on the Company's web site at www.regal-beloit.com, which also includes a link to the Security and Exchange Commission's EDGAR web site. Shareholders may also request from the Company copies of news releases or Forms 10-K and 10-Q as filed by the Company with the Securities and Exchange Commission. Please direct information requests to:

REGAL-BELOIT CORPORATION
Attn: Investor Relations
200 State Street, Beloit, WI 53511-6254
Phone: 608-364-8800, Fax: 608-364-8818
Email: finance@regal-beloit.com

Auditors

Deloitte & Touche LLP, Milwaukee, Wisconsin.

REGAL-BELOIT CORPORATION is a Wisconsin Corporation listed since 1976 on The American Stock Exchange® under the symbol RBC.

REGAL-BELOIT CORPORATION

Corporate Headquarters

200 State Street
Beloit, WI 53511-6254
Phone: 608-364-8800
Fax: 608-364-8818
Email: finance@regal-beloit.com
www.regal-beloit.com

MARATHON ELECTRIC

Wausau, WI (Headquarters)
Leicestershire, England
Shanghai, PRC
Singapore, Republic of Singapore
PRODUCTS: AC motors (to 800 HP)
MAJOR MARKETS: Power transmission, HVAC, pumps, fans/blowers, agriculture, processing, manufacturing

REGAL CUTTING TOOLS

South Beloit, IL
PRODUCTS: High-speed steel and carbide rotary cutting tools
MAJOR MARKETS: General industry, aerospace, agriculture, automotive

HUB CITY

Aberdeen, SD
PRODUCTS: Gear drives, sub-FHP gearmotors, mounted bearings, and accessories
MAJOR MARKETS: Packaging, construction, material handling, health care, food processing

MASTERGEAR WORLDWIDE

South Beloit, IL (Headquarters)
Legnano, Italy
Neu-Anspach, Germany
Newbury, England
PRODUCTS: Manual valve actuators for liquid/gas flow control
MAJOR MARKETS: Petrochemical, fire protection, wastewater

RICHMOND™

Liberty, SC
PRODUCTS: Ring & pinions and transmissions
MAJOR MARKETS: High-performance automotive aftermarket

THOMSON TECHNOLOGY POWER & CONTROL

British Columbia, Canada
PRODUCTS: Automatic transfer switches, power generation controls and switchgear
MAJOR MARKETS: Electrical power generation

MARATHON SPECIAL PRODUCTS

Bowling Green, OH
PRODUCTS:
Fuse holders, terminal blocks and power blocks
MAJOR MARKETS:
Electric control panels, HVAC, utilities, telecommunications, transportation

Velvet Drive TRANSMISSIONS

Liberty, SC
PRODUCTS: Marine Transmissions
MAJOR MARKETS: Pleasure and high performance boats

ELECTRA-GEAR

Anaheim, CA
PRODUCTS: Specialized aluminum gear reducers and gearmotors
MAJOR MARKETS: Medical equipment, food processing, packaging, material handling

LEESON

Grafton, WI
Ontario, Canada
PRODUCTS: AC motors (to 800 HP) and DC motors (to 5 HP), gear reducers, drives, and gearmotors
MAJOR MARKETS: Power transmission, pumps, food processing, fitness equipment, industrial machinery

FOOTE-JONES/ILLINOIS GEAR

Chicago, IL
PRODUCTS: Large-scale parallel shaft and right-angle geardrives, custom gears up to 100" diameter
MAJOR MARKETS: Pulp and paper, mining, aggregate, forestry, construction

GROVE GEAR

Union Grove, WI
PRODUCTS: Standard and custom industrial gear reducers
MAJOR MARKETS: Material handling, food processing, robotics, health care, power transmission

MARATHON GENERATORS

Wausau, WI
PRODUCTS: AC generators from 5 to 4,000 kW
MAJOR MARKETS: Standby power, prime power, refrigeration, irrigation, wind power

OPPERMAN MASTERGEAR, Ltd.

Newbury, England
PRODUCTS: Valve actuators and industrial gear drives
MAJOR MARKETS: Material handling, agriculture, mining, liquid and gas flow control

DURST

Shopiere, WI
PRODUCTS: Standard and specialized industrial transmissions and hydraulic pump drives
MAJOR MARKETS: Construction, off-highway, agriculture, energy, forestry, material handling, lawn and garden, railroad maintenance

Lincoln MOTORS

Cleveland, OH
PRODUCTS: AC motors (to 800 HP)
MAJOR MARKETS: Commercial and industrial pumps, compressors, HVAC, specialty products

Divisional websites can be accessed from www.regal-beloit.com/wdivisions.html

www.regal-beloit.com

REGAL-BELOIT CORPORATION

200 State Street • Beloit, Wisconsin 53511-6254

Phone: (608) 364-8800 • Fax: (608) 364-8818